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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	September 30,	December 31,
		2014	2013

ASSETS
Current assets
Cash and cash equivalents		$55,832	$64,188
Restricted cash		1,587	1,602
Funds receivable from payment processors		6,829	9,071
Accounts receivable		1,799	1,401
Prepaid expenses and other assets		2,574	2,210
Total current assets		$68,621	$78,472

Non-current assets
Property and equipment		1,838	2,092
Intangible assets		2,954	1,855
Goodwill		4,299	2,580
Deferred tax assets		4,395	5,966
Long-term investment	10	5,000	3,500
Other assets		711	547
Total non-current assets		$19,197	$16,540
Total assets		$87,818	$95,012

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		$5,160	$4,783
Payable to loyalty program partners		44,394	56,111
Current portion of other liabilities		1,085	1,134
Total current liabilities		$50,639	$62,028

Non-current liabilities
Deferred tax liabilities		267	-
Other liabilities		325	437
Total non-current liabilities		$592	$437

Total liabilities		$51,231	$62,465

SHAREHOLDERS’ EQUITY
Share capital	4	58,288	58,693
Contributed surplus		11,491	10,381
Accumulated other comprehensive loss		(226)	(345)
Accumulated deficit		(32,966)	(36,182)
Total shareholders’ equity		$36,587	$32,547
Total liabilities and shareholders’ equity		$87,818	$95,012

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	Note	For the three months		For the nine months
		ended		ended
		September	September	September	September
		30, 2014	30, 2013	30, 2014	30, 2013
REVENUE
Principal		$58,787	$52,479	$182,857	$126,970
Other partner revenue		2,640	1,947	7,232	6,274
Interest		19	15	59	39
Total Revenue		$61,446	$54,441	$190,148	$133,283

EXPENSES
Direct cost of principal revenue		51,259	45,707	160,886	110,481
Employment costs		5,584	4,864	17,240	13,733
Marketing and communications		523	267	1,049	843
Technology services		308	214	807	772
Depreciation and amortization		481	803	1,569	2,570
Foreign exchange (gain) loss		90	(50)	84	(46)
Operating expenses		1,169	1,059	3,797	3,423
Total Expenses		$59,414	$52,864	$185,432	$131,776

OPERATING INCOME		$2,032	$1,577	$4,716	$1,507

Interest and other income		-	-	(5)	-
OPERATING INCOME BEFORE INCOME TAXES		$2,032	$1,577	$4,721	$1,507

Income tax expense		479	432	1,505	192
NET INCOME		$1,553	$1,145	$3,216	$1,315

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $109 and $117, respectively, for the three and nine months ended Sep- tember 30, 2014 (2013: expense of $45 and recovery of $111)		(304)	124	(325)	(308)
Reclassification to net income of loss (gain) on foreign ex- change derivatives designated as cash flow hedges, net of income tax recovery of $37 and $160, respectively, for the three and nine months ended September 30, 2014 (2013 – recovery of $44 and $60)		102	123	444	168
Other comprehensive income (loss) for the period, net of income tax		$(202)	$247	$119	$(140)

TOTAL COMPREHENSIVE INCOME		$1,351	$1,392	$3,335	$1,175

EARNINGS PER SHARE
Basic earnings per share	5	$0.10	$0.08	$0.21	$0.09
Diluted earnings per share	5	$0.10	$0.07	$0.21	$0.08

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total
(Unaudited)		Surplus		losses on cash	other com-	deficit	shareholders’
				flow hedges	prehensive		equity
					loss

Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	-	3,216	3,216

Other comprehensive income	-	-	-	119	119	-	119
Total comprehensive income	-	-	-	119	119	3,216	3,335
Effect of share option compensation plan	-	634	634	-	-	-	634
Effect of PSU and RSU compensation plan	-	690	690	-	-	-	690
Share issuances	326	(214)	112	-	-	-	112
Share capital held in trust	(731)	-	(731)	-	-	-	(731)
Balance at September 30, 2014	$58,288	$11,491	$69,779	$(226)	$(226)	$(32,966)	$36,587

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net income	-	-	-	-	-	1,315	1,315

Other comprehensive loss	-	-	-	(140)	(140)	-	(140)
Total comprehensive loss	-	-	-	(140)	(140)	1,315	1,175
Effect of share option compensation plan	-	462	462	-	-	-	462
Effect of RSU compensation plan	-	358	358	-	-	-	358
Share issuances	1,544	(934)	610	-	-	-	610
Share capital held in trust	(595)	-	(595)	-	-	-	(595)
Balance at September 30, 2013	$58,513	$9,991	$68,504	$(194)	$(194)	$(38,473)	$29,837

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	Note	For the three months		For the nine months
		ended		ended
		September	September	September	September
		30, 2014	30, 2013	30, 2014	30, 2013

Cash flows from operating activities
Net income for the period		$1,553	$1,145	$3,216	$1,315
Adjustments for:
Depreciation of property and equipment		241	229	753	892
Amortization of intangible assets		240	574	816	1,678
Unrealized foreign exchange (gain) loss		(532)	455	(476)	165
Equity-settled share-based payment transactions	6	513	292	1,324	820
Deferred income tax expense		529	415	1,474	92
Unrealized net gain/loss on derivative contracts desig- nated as cash flow hedges		(275)	335	162	(191)
Changes in non-cash balances related to operations, ex- clusive of effects of business combination	8	(6,060)	1,321	(10,802)	3,289
Net cash (used in) provided by operating activities		$(3,791)	$4,766	$(3,533)	$8,060

Cash flows from investing activities
Acquisition of property and equipment		(163)	(101)	(499)	(742)
Additions to intangible assets		(400)	(217)	(1,184)	(489)
Long-term investment		-	-	(1,500)	(2,500)
Acquisition of business, net of cash acquired	13	-	-	(1,511)	-
Changes in restricted cash, net of unrealized foreign ex- change gain/loss		-	-	-	1,575
Net cash used in investing activities		$(563)	$(318)	$(4,694)	$(2,156)

Cash flows from financing activities
Proceeds from exercise of share options		25	240	112	610
Payment for share purchases		-	-	(731)	(595)
Net cash provided by (used in) financing activities		$25	$240	$(619)	$15

Net increase (decrease) in cash and cash equivalents		$(4,329)	$4,688	$(8,846)	$5,919
Cash and cash equivalents at beginning of the period		$59,614	$46,646	$64,188	$45,108
Effect of exchange rate fluctuations on cash held		547	(459)	490	(152)
Cash and cash equivalents at end of the period		$55,832	$50,875	$55,832	$50,875

Interest Received		$19	$15	$64	$42
Interest Paid		$-	$-	$-	$-

Taxes Received		$-	$-	$-	$-
Taxes Paid		$-	$14	$3	$53

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2014 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., and Points Development (US) Ltd. (formerly Accruity Inc.). The Corporations’ shares are publicly traded on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ (PCOM).

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2013 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The condensed consolidated interim financial statements for the three and nine months ended September 30, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standard Board (“IASB”) following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013. The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 5th, 2014.

(b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for derivative financial instruments and non-derivative financial instruments which are recorded at fair value through profit or loss, and available-for-sale financial assets, which are measured at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The notes presented in these third quarter 2014 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2013, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual consolidated financial statements for the year ended December 31, 2013. All amounts are expressed in thousands of United States dollars, except per share amount, or as otherwise indicated.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2013.

New standards and interpretations not yet adopted

The IASB issued the following new standards and amendments to existing standards:

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•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Cus- tomer Loyalty Programmes.

•

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the excep- tion of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or ser- vices. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The standard is effective for annual periods beginning on or after January 1, 2017.

•

IFRS 9, Financial Instruments (IFRS 9) - In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39 Financial Instruments standard. This standard establishes princi- ples for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily ef- fective date for annual periods beginning on or after January 1, 2018 with early adoption permitted.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets - In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of reve- nue-based amortization methods for intangible assets is inappropriate. The amendment is effective for an- nual periods beginning on or after January 1, 2016 with early adoption permitted.

The Corporation is assessing the impact of these standards and amendments on its consolidated financial statements.

4. SHARE CAPITAL

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance at December 31, 2013	15,359,903	$58,693
Exercise of share options(1)	48,965	233
Share capital held in trust(2)		(638)

Balance at September 30, 2014	15,408,868	$58,288

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(1)	5,108 options previously issued to employees were exercised at CAD$3.70 per share.
40,743 options previously issued to employees were exercised at CAD$4.60 per share. However, only 35,819 common shares which equaled the in-the-money value divided by the last closing price of the common shares on the Toronto Stock Exchange, were issued.
1,000 options previously issued to employees were exercised at CAD$5.00 per share.
1,250 options previously issued to employees were exercised at CAD$5.30 per share. 1,000 options previously issued to employees were exercised at CAD$7.80 per share
902 options previously issued to employees were exercised at CAD$9.74 per share.
84 options previously issued to employees were exercised at CAD$9.86 per share.
3,321 options previously issued to employees were exercised at CAD$11.04 per share.
481 options previously issued to employees were exercised at CAD$15.94 per share.

(2)	32,000 common shares have been repurchased and held in trust to fulfill the RSU issuance obligation as the units vest to employees in 2014.
269 common shares held in trust were issued to employees to fulfill the RSU issuance obligation for units vested on January 07, 2014.
10,344 common shares held in trust were issued to employees to fulfill the RSU issuance obligation for units vested on March 19, 2014.
1,387 common shares held in trust were issued to employees to fulfill the RSU issuance obligation for units vested in September 2014.

At September 30, 2014 all issued shares are fully paid. The holders of common shares are entitled to receive dividends, if any are declared, and are entitled to one vote per share.

5. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended September 30, 2014 and 2013:

For the three month period ended September 30,	2014	2013
Net income for the period	$1,553	$1,145
Weighted average number of common shares outstanding – basic	15,405,587	15,244,208
Effect of dilutive securities – employee stock options	200,094	345,963
Weighted average number of common shares outstanding – diluted	15,605,681	15,590,171
Earnings (loss) per share:
Basic	$0.10	$0.08
Diluted	$0.10	$0.07

For the nine month period ended September 30,	2014	2013
Net income for the period	$3,216	$1,315
Weighted average number of common shares outstanding – basic	15,391,644	15,209,908
Effect of dilutive securities – employee stock options	248,124	293,122
Weighted average number of common shares outstanding – diluted	15,639,768	15,503,030
Earnings per share:
Basic	$0.21	$0.09
Diluted	$0.21	$0.08

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A total of 127,720 and 127,551 options were out of the money for the three and nine months ended September 30, 2014 (2013 – 1,007; 143,872). These options were excluded from the calculation of the effect of dilutive securities since they were anti-dilutive.

6. SHARE-BASED PAYMENT

At September 30, 2014, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements under IFRS 2 – Share Based Payments (“IFRS 2”). The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The share based compensation expense, which is included in employment costs on the statement of comprehensive income, is $513 and $1,324 for the three and nine month period ended September 30, 2014 (2013 - $292 and $820).

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date.

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The fair value of options granted in the three and nine months ended September 2014 and 2013 were calculated using the following weighted assumptions:

	Three month period		Nine month period
For the period ended September 30	2014	2013	2014	2013
Dividend yield	NIL	NIL	NIL	NIL
Risk free rate	1.15%	-	1.20%	1.14%
Expected volatility	36.84%	-	36.63%	39.64%
Expected life of options in years	4.20	-	4.20	4.20

Share Options

The table below is a summary of the options outstanding as at September 30, 2014

		Weighted Average Exercise Price
	Number of Options	(in CAD$)
Balance at January 1, 2014	478,593	$10.13
Granted	126,252	$30.74
Exercised	53,889	$ 5.19
Expired and forfeited	1,843	$23.91
Balance at September 30, 2014	549,113	$15.31
Exercisable at September 30, 2014	232,994	$ 9.82

Options available to grant	457,998

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Share unit plan

Under the share unit plan, employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs).

Share Units

The table below is a summary of the RSUs and PSUs outstanding as at September 30, 2014

	Number of RSUs	Weighted Average Fair Value
	and PSUs	(in CAD$)
Balance at January 1, 2014	126,438	$13.92
Granted	123,013	$25.88
Vested	(12,000)	$10.32
Forfeited	(10,836)	$17.59
Balance at September 30, 2014	226,615	$20.42

Included in the table above are 73,758 PSUs which were granted to certain employees during the nine months ended September 30, 2014. These PSUs vest on a graded basis over a five year period, provided that certain non-market performance metrics are met annually. The fair value of each PSU is determined at the date of grant using the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days.

Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. As at September 30, 2014, 120,212 of the Corporation’s common shares were held in trust.

7. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$2,189	$828		$779	$564	$18	$-
Principal revenue(2)	192,715	31,690		104,410	56,365	250	-
	$194,904	$32,518		$105,189	$56,929	$268	$-

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

The Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(3)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	Three months ended		Nine months ended
For the period ended September 30,	2014	2013	2014	2013
Decrease (increase) in funds receivable from payment processors	$53	$(282)	$2,242	$3,695
Decrease in security deposits	-	-	-	2,780

Decrease (increase) in accounts receivable	87	(502)	(371)	(296)

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Decrease (increase) in prepaid expenses and other assets	(155)	70	(343)	62
Decrease (increase) in other assets	(102)	12	(164)	66
(Decrease) increase in accounts payable and accrued liabilities	60	591	(288)	(891)
(Decrease) increase in other liabilities	319	(361)	(161)	101
(Decrease) increase in payable to loyalty program partners	(6,322)	1,793	(11,717)	(2,228)
	$6,060	$1,321	$(10,802)	$3,289

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

	Three months ended		Nine months ended
For the period ended September 30,	2014	2013	2014	2013

Revenue
United States	$55,237	$47,146	$165,748	$107,446
Europe	5,094	6,616	21,339	23,965
Canada and other	1,115	679	3,061	1,872
	$61,446	$54,441	$190,148	$133,283

Revenue
United States	90%	87%	87%	81%
Europe	8%	12%	11%	18%
Canada and other	2%	1%	2%	1%
	100%	100%	100%	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At September 30, 2014, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended September 30, 2014, there were four (2013 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these four partners represented 79% (2013 – 86%) of the Corporation’s total revenue.

For the nine month period ended September 30, 2014, there were three (2013 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these three partners represented 73% (2013 – 80%) of the Corporation’s total revenue.

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10. INVESTMENT IN CHINA REWARDS

In 2012, the Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China.

In May 2014, the Corporation completed its final tranche investment of $1,500 in China Rewards.

As at September 30 2014, the Corporation has a $5,000 investment in China Rewards. This investment is classified as an available-for-sale security and measured at fair value on the condensed consolidated interim balance sheets with changes in fair value recorded in other comprehensive income. As at September 30, 2014, the Corporation has determined that there have been no changes in the fair value of the investment.

11. FINANCIAL INSTRUMENTS

Determination of fair value

For funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, their fair values approximates their carrying values at September 30, 2014 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at September 30, 2014 and December 31, 2013 are as follows:

As at September 30, 2014	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$178	$-	$178

Investment in China Rewards	-	-	5,000	5,000

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(461)	-	(461)
	$-	$(283)	$5,000	$4,717

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As at December 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$-	$-	$-

Investment in China Rewards	-	-	3,500	3,500

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(445)	-	(445)
	$-	$(445)	$3,500	$3,055

(i) The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.

There were no transfers of fair value measurement between level 1, 2 and 3 of the fair value hierarchy in the periods ended September 30, 2014 and December 31, 2013.

12. RELATED PARTIES

A member of the Corporation’s Board of Directors is the President of Ariad Custom Publishing Limited (“Ariad”). The Corporation has entered into a twelve month agreement with Ariad whereby Ariad will provide, effective January 1, 2014, digital marketing software to the Corporation. The Corporation may terminate the agreement by providing 60 days written notice. For the nine months ended September 30, 2014, the Corporation has paid Ariad $109 for the use of the digital marketing software. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13. ACQUISITION OF BUSINESS

On April 22, 2014, Points purchased 100% of the common and preferred shares of Accruity Inc. (‘Accruity’) for cash consideration of $2,000 USD. The Corporation has withheld $100 USD in consideration of undisclosed liabilities at the date of acquisition. In addition, the Corporation is obligated to pay $375 of the purchase price within one year of the date of acquisition. Accruity is the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service. The Corporation anticipates building on the new relationships gained in the acquisition, which will help the Corporation progress on its long term growth objectives.

The acquisition has been accounted for using the acquisition method in accordance with IFRS 3, Business Combinations (“IFRS 3”) with the results of operations consolidated with those of the Corporation effective April 22, 2014 and has contributed incremental revenue of nil and an operating loss of $378 for the three months ended September 30, 2014, and incremental revenues of $21 and an operating loss of $657 (including acquisition transaction costs of $133) for the nine months ended September 30, 2014. If the acquisition had occurred on January 1, 2014, the Corporation’s revenue and operating loss would have been $48 and $101 higher, respectively.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred.

Cash	$1,525
Holdback	475
Total consideration	$2,000

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The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition on a provisional basis.

Fair value of consideration transferred	$2,000

Current assets	$62
Intangible assets - Technology	731
Current liabilities	(192)
Deferred tax liabilities	(320)
Fair value of net identifiable assets acquired and liabilities assumed	281
Goodwill	$1,719

Goodwill represents the expected operational synergies with Accruity to help broaden the Corporation’s customer facing product suite and/or intangible assets that do not qualify for separate recognition. The goodwill is not tax deductible. The technology asset is being amortized over 3 years.

Management will continue to review the estimation of working capital during the measurement period.

On May 9, 2014, a Certificate of Amendment of the Certificate of Incorporation was filed changing the name of Accruity Inc. to Points Development US Ltd.

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